Exhibit 12.1

Calculation of Ratio of Earnings to Fixed Charges and Preferred Dividends

(in thousands)

	For the three months ended June 30,			For the six months ended June 30,
	2004		2003
Fixed Charges Computation:
Preferred stock dividend	$—		$—	$772		$297

Interest expense, including amortization of debt issuance costs, on convertible debt	528		—	1,055		—

Total fixed charges and preferred dividends	528		—	1,827		297

Earnings Computation:
Profit (loss) before equity in income of investee	11,436		6,584	15,893		(1,444)
Add:
Fixed charges	528		—	1,827		297

Earnings as adjusted	$11,964		$6,584	$17,720		$(1,147)

Ratio of earning to fixed charges (a)	22.7	x	N/A	16.8	x	N/A

Ratio of earning to fixed charges and preferred dividends (a)	22.7	x	N/A	9.7	x	N/A

(a)                                  For the six months ended June 30, 2003 earnings were not sufficient to cover fixed charges plus preferred dividends by approximately $1.4 million.